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                             December 18, 2020

       Ezra Beyman
       Chief Executive Officer
       Reliance Global Group, Inc.
       300 Blvd. of the Americas, Suite 105
       Lakewood, NJ 08701

                                                        Re: Reliance Global
Group, Inc.
                                                            Amendment No. 1 to
                                                            Registration
Statement on Form S-1
                                                            Filed December 4,
2020
                                                            File No. 333-249381

       Dear Mr. Beyman:

             We have reviewed your amended registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

              After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our November 4, 2020 letter.

       Amendment No. 1 to Form S-1, filed December 4, 2020

       Prospectus Summary
       Our Business, page 1

   1. We note your response to our prior comment 1 and reissue in part. We note the disclosure that Reliance Holdings
might facilitate an acquisition by acquiring the asset, acting as a placeholder and
ultimately transferring it to you. Please clarify that your company will ultimately pay the
consideration for the asset, if true, or advise.
 Ezra Beyman
FirstName LastNameEzra   Beyman
Reliance Global Group, Inc.
Comapany18,
December  NameReliance
              2020       Global Group, Inc.
December
Page 2    18, 2020 Page 2
FirstName LastName
Risk Factors
Risks Related to Our Business
If we fail to comply with the covenants contained in certain of our agreements, our liquidity, results of operations and financial condition, page 11

2. We note your response to comment 13. Please expand your disclosure to discuss the event(s) that gave rise to the covenant waiver on June 30, 2020 and identify the covenant that was waived.
Use of Proceeds, page 23

3. We note your response to comment 15 that the acquisition that was referenced in your
         Summary section is not reasonably likely to close; however, you have not revised disclosure at page 27 stating that you plan to use some of the proceeds for acquisitions, in addition to other funds. Please revise to identify this anticipated use of proceeds here, if applicable, or revise the two sections for consistency. Refer to Item 504 of Regulation S-
         K.
Dilution, page 25

4. We note the changes made in response to comment 16. Please revise to add a column reflecting the total consideration paid for each issuance. Management's Discussion and Analysis of Financial Condition and Results of Operations
Business
Insurance Operations, page 27

5. We note the revisions you made at the bottom of page 27 in response to comment 18 reflecting the geographic scope of your operations and the products you offer. However, please further revise to explain your principal products and services, the markets you serve within the insurance sector, and your distribution methods are. Please also revise to provide additional detail. Refer to Item 101(h)(b) of Regulation S-K. Reliance Global Group, Inc.
Notes to condensed financial information (Unaudited)
Note 4. Investment in NSURE, Inc., page F-56

6. We note disclosure that on September 21, 2020 you purchased the domain 5minuteinsure.com, which utilizes artificial intelligence and data mining to provide
         competitive insurance quotes within five minutes, with minimal data input. Please revise your filing to clearly disclose whether you purchased only the domain name or a pre-
         existing, fully operating website, a business, etc. Please revise MD&A to provide additional material details regarding this transaction including the purchase price, how this acquisition is expected to impact current and future financial results, how this acquisition impacts your strategy related to your investment in Nsure, and any other relevant
 Ezra Beyman
Reliance Global Group, Inc.
December 18, 2020
Page 3
         information.
Note 6. Goodwill and Other Intangible Assets, page F-57

7. Please refer to comment 28. We note your response and revised disclosures that beginning in January 2020 you began to consolidate your insurance operations to streamline management of operations and achieve operational efficiencies, which has resulted in closing certain offices and transferring several policy holders to other entities. As a result, you assert that you have lost the ability to discretely report meaningful results for your legal entities and therefore aggregate your insurance agencies as they are all economically similar and can be expected to have essentially the same prospects. We also note your disclosure on page F-57 that beginning with the October 1, 2020 impairment test, you will test for impairment at the insurance agency level. Additionally, we note that you have goodwill totaling $9.3 million as of September 30, 2020, representing 51% of total assets and have realized losses since the recapitalization and common control transactions in
       2018.
           Please revise to clarify what "at the insurance agency level" means in your goodwill impairment disclosure. For example, disclose whether you test for impairment at each individual insurance agency or only at the consolidated level. Please provide us with a summary of your goodwill impairment analysis as of
            October 1, 2020 in accordance with ASC 350-20-35.
           For each reporting unit that is at risk of failing step one of the impairment test please revise MD&A to disclose the following information:
              o The percentage by which fair value exceeded carrying value as of the date of the most recent test;
              o   The amount of goodwill allocated to the reporting unit;
              o A description of the methods and key assumptions used and how the key assumptions were determined;
              o A discussion of the degree of uncertainty associated with the key assumptions.
                  The discussion regarding uncertainty should provide specifics to the extent possible (e.g., the valuation model assumes recovery from a business downturn
FirstName LastNameEzra      Beyman
                  within a defined  period of time); and
              o A description of potential events and/or changes in circumstances that could
Comapany NameReliance        Global  Group, Inc.
                  reasonably
December 18, 2020 Page 3      be  expected to negatively affect the key
assumptions.
FirstName LastName
 Ezra Beyman
FirstName LastNameEzra   Beyman
Reliance Global Group, Inc.
Comapany18,
December  NameReliance
              2020       Global Group, Inc.
December
Page 4    18, 2020 Page 4
FirstName LastName
       You may contact John Spitz at 202-551-3484 or Michael Volley at 202-551-3437 if you
have questions regarding comments on the financial statements and related matters. Please contact David Gessert at 202-551-2326 or Susan Block at 202-551-3210 with any other questions.



                                                        Sincerely,

                                                        Division of Corporation
Finance
                                                        Office of Finance
cc:      Jolie Kahn, Esq.